16 Nov 2009

Office of International Corporate Finance
Securities and Exchange Commission
Room 3628 100F Street North East
Washington DC 20549
United States of America

SUPPL

Dear Sirs

Re: File Number 82-2971
New World Development Co Ltd
<u>Rule 12g3-2 (b) exemption</u>

We refer to the above and enclose herewith Announcement dated 29 October and 2 November in connection with the Company in duplicate for your files.


09047416

Yours truly
For and on behalf of
New World Development Co Ltd

Aldous Chiu

Encl.
AC/kh

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



新世界發展有限公司
New World Development Company Limited

(incorporated in Hong Kong with limited liability)

(Stock Code: 0017)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Annual General Meeting of the Company will be held at Meeting Room N201B (New Wing), Hong Kong Convention & Exhibition Centre, 1 Expo Drive, Wanchai, Hong Kong on Wednesday, 9 December 2009 at 11:15 a.m. for the following purposes:

1. To consider and adopt the audited Statement of Accounts and the Reports of the Directors and the Independent Auditors for the year ended 30 June 2009.

2. To declare a final dividend.

3. To re-elect Directors and authorise the Board of Directors to fix their remuneration, including:

   (a) to re-elect Dr. Cheng Kar-Shun, Henry as Director;

   (b) to re-elect Dr. Cha Mou-Sing, Payson as Director;

   (c) to re-elect Mr. Cheng Kar-Shing, Peter as Director;

   (d) to re-elect Mr. Leung Chi-Kin, Stewart as Director;

   (e) to re-elect Mr. Chow Kwai-Cheung as Director;

   (f) to re-elect Ms. Ki Man-Fung, Leonie as Director; and

   (g) to authorise the Board of Directors to fix the remuneration of the Directors.

4. To re-appoint Joint Auditors and authorise the Board of Directors to fix their remuneration.

5. As special business to consider and, if thought fit, pass with or without modifications, the following resolution as an Ordinary Resolution:

ORDINARY RESOLUTION

"THAT:

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of HK$1.00 each in the capital of the Company on The Stock Exchange of Hong Kong Limited ("Stock Exchange") or any other stock exchange on which the securities of the Company may be listed and recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, subject to and in connection with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which the Directors of the Company is authorised to repurchase pursuant to the approval in paragraph (a) above shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this Resolution and the said approval shall be limited accordingly; and

(c) for the purposes of this Resolution,

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting."

6. As special business to consider and, if thought fit, pass with or without modifications, the following resolution as an Ordinary Resolution:

ORDINARY RESOLUTION

"THAT:

(a) subject to paragraph (c) below and pursuant to Section 57B of the Companies Ordinance, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares of HK$1.00 each in the capital of the Company and to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the Directors of the Company during the Relevant Period (as hereinafter defined) to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue, (ii) an issue of shares as scrip dividends pursuant to the articles of association of the Company from time to time; (iii) an issue of shares under any option scheme or similar arrangement for the time being adopted for the grant or issue to employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company; or (iv) an issue of shares upon conversion by the bondholders of their bonds into shares of the Company in accordance with the terms and conditions of an issue of convertible guaranteed bonds by the Company or a special purpose subsidiary wholly owned by the Company, shall not exceed 20% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution,

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting; and

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to the holders of shares of the Company on the register on a fixed record date in proportion to their then holdings of such shares as at that date (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong applicable to the Company)."

7. As special business to consider and, if thought fit, pass with or without modifications, the following resolution as an Ordinary Resolution:

ORDINARY RESOLUTION

"**THAT** subject to the passing of Resolution Nos. 5 and 6 set out in the notice convening this meeting, the general mandate granted to the Directors of the Company to allot and deal with additional shares pursuant to Resolution No. 6 set out in the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of shares in the capital of the Company repurchased by the Company under the authority granted pursuant to Resolution No. 5 set out in the notice convening this meeting, provided that such amount of shares so repurchased shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing the said Resolution."

By Order of the Board
LEUNG Chi-Kin, Stewart
Company Secretary

Hong Kong, 30 October 2009

Notes:

1. Any member of the Company entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.

2. To be valid, a proxy form, together with any power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be lodged with the Company's share registrars, Tricor Tengis Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for holding the meeting or the adjourned meeting (as the case may be).

3. The register of members of the Company will be closed from Wednesday, 2 December 2009 to Wednesday, 9 December 2009, both days inclusive, during which period no transfer of shares will be effected. In order to determine the entitlement to attend and vote at the Annual General Meeting, all share transfers accompanied by the relevant share certificates, must be lodged with the Company's share registrars, Tricor Tengis Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong for registration not later than 4:00 p.m. on Tuesday, 1 December 2009.

4. As at the date of this notice, the board of directors of the Company comprises (a) six executive directors, namely Dato' Dr. Cheng Yu-Tung, Dr. Cheng Kar-Shun, Henry, Dr. Sin Wai-Kin, David, Mr. Liang Chong-Hou, David, Mr. Leung Chi-Kin, Stewart and Mr. Cheng Chi-Kong, Adrian; (b) four non-executive directors, namely Mr. Cheng Kar-Shing, Peter, Mr. Chow Kwai-Cheung, Mr. Liang Cheung-Biu, Thomas and Ms. Ki Man-Fung, Leonie; and (c) four independent non-executive directors, namely Mr. Yeung Ping-Leung, Howard, Dr. Cha Mou-Sing, Payson (alternate director to Dr. Cha Mou-Sing, Payson : Mr. Cha Mou-Zing, Victor), Mr. Ho Hau-Hay, Hamilton and Mr. Lee Luen-Wai, John.



新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)

(Stock Code: 0017)

Proxy Form for use at the Annual General Meeting (or at any adjournment thereof)

I/We (note 1) ____________________

of ____________________

being the registered holder(s) of (note 2) ____________________ shares of HK$1.00 each in the capital of the Company, HEREBY APPOINT the Chairman of the meeting or (note 3) ____________________

of ____________________

as my/our proxy to act for me/us at the Annual General Meeting (or at any adjournment thereof) of the Company to be held at Meeting Room N201B (New Wing), Hong Kong Convention & Exhibition Centre, 1 Expo Drive, Wanchai, Hong Kong on Wednesday, 9 December 2009 at 11:15 a.m. for the purpose of considering and, if thought fit, passing the resolutions as set out in the notice convening the said meeting and at such meeting (or at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the said resolutions as hereunder indicated or, if no such indication is given, as my/our proxy thinks fit.

		FOR (note 4)	AGAINST (note 4)
1.	To consider and adopt the audited Statement of Accounts and the Reports of the Directors and the Independent Auditors for the year ended 30 June 2009.		
2.	To declare a final dividend.		
3.	(i) To re-elect Dr. Cheng Kar-Shun, Henry as director.		
	(ii) To re-elect Dr. Cha Mou-Sing, Payson as director.		
	(iii) To re-elect Mr. Cheng Kar-Shing, Peter as director.		
	(iv) To re-elect Mr. Leung Chi-Kin, Stewart as director.		
	(v) To re-elect Mr. Chow Kwai-Cheung as director.		
	(vi) To re-elect Ms. Ki Man-Fung, Leonie as director.		
	(vii) To authorise the Board of Directors to fix the remuneration of Directors.		
4.	To re-appoint Joint Auditors and authorise the Board of Directors to fix their remuneration.		
5.	Ordinary Resolution in Item No. 5 of the Notice of Annual General Meeting. (To approve a general mandate to the Directors to repurchase shares not exceeding 10% of the existing issued share capital)		
6.	Ordinary Resolution in Item No. 6 of the Notice of Annual General Meeting. (To approve a general mandate to the Directors to issue shares not exceeding 20% of the existing issued share capital)		
7.	Ordinary Resolution in Item No. 7 of the Notice of Annual General Meeting. (To extend the general mandate to be given to the Directors to issue shares by the addition thereto the shares repurchased by the Company)		

Dated ____________________ 2009   Shareholder's signature (note 5) ____________________

Notes:

1. Full name(s) and address(es) to be inserted in **BLOCK LETTERS**.
2. Please insert the number of shares of HK$1.00 each registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares of the Company registered in your name(s).
3. If any proxy other than the Chairman of the meeting is preferred, strike out the words "the Chairman of the meeting or" and insert the name and address of proxy desired in the space provided. **ANY ALTERATION MADE TO THIS PROXY FORM MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.**
4. **IMPORTANT: IF YOU WISH TO VOTE FOR A RESOLUTION, PLEASE TICK IN THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST A RESOLUTION, PLEASE TICK IN THE BOX MARKED "AGAINST".** Failure to complete the boxes will entitle your proxy to cast his vote at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the meeting other than those referred to in the notice convening the meeting.
5. This proxy form must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer or attorney duly authorised.
6. In order to be valid, this proxy form, together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, must be deposited at the Company's share registrars, Tricor Tengis Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for holding the meeting (or the adjourned meeting as the case may be).
7. Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of the joint holders be present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members in respect of the relevant share will alone be entitled to vote in respect thereof.
8. Any member of the Company entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. The proxy need not be a member of the Company but must attend the meeting in person to represent you.
9. Completion and deposit of the proxy form will not preclude you from attending and voting at the meeting if you so wish.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this document or as to the action you should take, you should consult a licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in **NEW WORLD DEVELOPMENT COMPANY LIMITED**, you should at once hand this document and the accompanying proxy form to the purchaser or to the bank, the licensed securities dealer or other agent through whom the sale was effected for transmission to the purchaser.



新世界發展有限公司
New World Development Company Limited

(incorporated in Hong Kong with limited liability)

(Stock Code: 0017)

PROPOSALS INVOLVING GENERAL MANDATES TO REPURCHASE SHARES AND TO ISSUE SHARES AND RE-ELECTION OF RETIRING DIRECTORS AND NOTICE OF ANNUAL GENERAL MEETING

A notice convening an annual general meeting of New World Development Company Limited (the "Company") to be held at Meeting Room N201B (New Wing), Hong Kong Convention & Exhibition Centre, 1 Expo Drive, Wanchai, Hong Kong on Wednesday, 9 December 2009, at 11:15 a.m. is set out on pages 14 to 17 of this document. Whether or not you propose to attend the meeting, you are requested to complete the accompanying proxy form in accordance with the instructions printed thereon and return the same to the Company's share registrars, Tricor Tengis Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong as soon as possible and in any event not later than 48 hours before the time appointed for the holding of the meeting or the adjourned meeting (as the case may be). Completion and return of a proxy form will not preclude shareholders from attending and voting at the annual general meeting if they so wish.

30 October 2009

CONTENTS

DEFINITIONS

In this document, the following expressions have the following meanings unless the context requires otherwise:

"Annual General Meeting"	the annual general meeting of the Company to be held at Meeting Room N201B (New Wing), Hong Kong Convention & Exhibition Centre, 1 Expo Drive, Wanchai, Hong Kong on Wednesday, 9 December 2009 at 11:15 a.m., notice of which is set out on pages 14 to 17 of this document
"Companies Ordinance"	the Companies Ordinance (Chapter 32 of the Laws of Hong Kong)
"Company"	New World Development Company Limited, a company incorporated in Hong Kong with limited liability under the Companies Ordinance, the shares of which are listed on the Stock Exchange
"Directors"	directors of the Company
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of The People's Republic of China
"Latest Practicable Date"	20 October 2009, being the latest practicable date prior to the printing of this document
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Repurchase Proposal"	the proposal to give a general mandate to the Directors to exercise the powers of the Company to repurchase during the period as set out in the Repurchase Resolution Shares up to a maximum of 10% of the issued share capital of the Company as at the date of the Repurchase Resolution
"Repurchase Resolution"	the proposed ordinary resolution as referred to in resolution no. 5 of the notice of the Annual General Meeting
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Share(s)"	fully paid-up share(s) of HK$1.00 each in the share capital of the Company
"Share Repurchase Rules"	the relevant rules set out in the Listing Rules to regulate the repurchase by companies with primary listing on the Stock Exchange of their own securities on the Stock Exchange

"Shareholder(s)"	holder(s) of Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	The Hong Kong Code on Takeovers and Mergers
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong



新世界發展有限公司
New World Development Company Limited

(incorporated in Hong Kong with limited liability)

(Stock Code: 0017)

Directors:

Executive Directors:
Dato' Dr. CHENG Yu-Tung *(Chairman)*
Dr. CHENG Kar-Shun, Henry *(Managing Director)*
Dr. SIN Wai-Kin, David
Mr. LIANG Chong-Hou, David
Mr. LEUNG Chi-Kin, Stewart
Mr. CHENG Chi-Kong, Adrian

Non-executive directors:
Mr. CHENG Kar-Shing, Peter
Mr. CHOW Kwai-Cheung
Mr. LIANG Cheung-Biu, Thomas
Ms. KI Man-Fung, Leonie, *JP*

Independent non-executive directors:
Mr. YEUNG Ping-Leung, Howard
Dr. CHA Mou-Sing, Payson, *JP*
(alternate director to Dr. Cha Mou-Sing, Payson: Mr. CHA Mou-Zing, Victor)
Mr. HO Hau-Hay, Hamilton
Mr. LEE Luen-Wai, John, *JP*

Registered Office:
30th Floor,
New World Tower,
18 Queen's Road Central,
Hong Kong.

30 October 2009

To the shareholders and, for information purposes only,
the holders of the outstanding share options of the Company

Dear Sir or Madam,

PROPOSALS INVOLVING GENERAL MANDATES TO REPURCHASE SHARES AND TO ISSUE SHARES AND RE-ELECTION OF RETIRING DIRECTORS AND NOTICE OF ANNUAL GENERAL MEETING

1. INTRODUCTION

The purpose of this circular is to provide you with information, and to seek your approval for the proposals involving general mandates to allot, issue and deal with Shares and to repurchase Shares and re-election of retiring Directors at the Annual General Meeting.

2. GENERAL MANDATE TO REPURCHASE SHARES

At the annual general meeting of the Company held on 2 December 2008, a general mandate was given to the Directors to exercise the powers of the Company to repurchase Shares. Such mandate will lapse at the conclusion of the Annual General Meeting. The Directors propose to seek your approval of the Repurchase Resolution to be proposed at the Annual General Meeting. An explanatory statement as required under the Share Repurchase Rules to provide the requisite information of the Repurchase Proposal is set out in Appendix I hereto.

3. GENERAL MANDATE TO ISSUE SHARES

It will also be proposed at the Annual General Meeting two ordinary resolutions respectively granting to the Directors a general mandate to allot, issue and deal with Shares not exceeding 20% of the issued share capital of the Company at the date of the resolution and adding to such general mandate so granted to the Directors any Shares representing the aggregate nominal amount of the Shares repurchased by the Company after the granting of the general mandate to repurchase up to 10% of the issued share capital of the Company at the date of the Repurchase Resolution.

4. RE-ELECTION OF THE RETIRING DIRECTORS

Pursuant to Article 103(A) of the Articles of Association of the Company, Dr. Cheng Kar-Shun, Henry, Dr. Cha Mou-Sing, Payson, Mr. Cheng Kar-Shing, Peter, Mr. Leung Chi-Kin, Stewart and Mr. Chow Kwai-Cheung shall retire from office and being eligible, offer themselves for re-election at the Annual General Meeting.

Ms. Ki Man-Fung, Leonie was appointed as Director by the Directors on 5 December 2008. Pursuant to Article 94 of the Articles of Association of the Company, Ms. Ki Man-Fung, Leonie shall hold office only until the Annual General Meeting and shall be eligible and offer herself for re-election.

Details of the retiring Directors proposed to be re-elected at the Annual General Meeting are set out in Appendix II hereto.

5. ANNUAL GENERAL MEETING

Set out on pages 14 to 17 of this document is the notice convening the Annual General Meeting to be held at Meeting Room N201B (New Wing), Hong Kong Convention & Exhibition Centre, 1 Expo Drive, Wanchai, Hong Kong on Wednesday, 9 December 2009 at 11:15 a.m.

At the Annual General Meeting, resolutions will be proposed to the Shareholders in respect of ordinary business to be considered at the Annual General Meeting, including the re-election of Directors, and special business to be considered at the Annual General Meeting, being the Ordinary Resolutions proposed to approve the general mandates to repurchase Shares and to issue new Shares and the extension of the general mandate to issue new Shares.

6. ACTION TO BE TAKEN

A proxy form for use at the Annual General Meeting is enclosed herewith. Whether or not you intend to attend the Annual General Meeting, you are requested to complete the proxy form and return it to the Company's share registrars, Tricor Tengis Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for holding the Annual General Meeting or the adjourned meeting (as the case may be). Completion and return of a proxy form will not prevent Shareholders from attending and voting at the Annual General Meeting if they so wish.

7. VOTING BY WAY OF POLL

Pursuant to Rule 13.39(4) of the Listing Rules, all votes at the Annual General Meeting will be taken by poll and the Company will announce the results of the poll in the manner prescribed under Rule 13.39(5) of the Listing Rules.

8. RECOMMENDATION

The Directors believe that the Repurchase Proposal, the proposed general mandate for Directors to issue new Shares and the proposed re-election of the retiring Directors are all in the best interests of the Company and its Shareholders. Accordingly, the Directors recommend that all Shareholders should vote in favour of the resolutions to be proposed at the Annual General Meeting to give effect to them.

Yours faithfully,
For and on behalf of
New World Development Company Limited
Dr. CHENG Kar-Shun, Henry
Managing Director

This appendix serves as an explanatory statement required under Rule 10.06(1)(b) of the Listing Rules to provide you with the information necessary for your consideration of the Repurchase Proposal.

This appendix also constitutes the memorandum required under Section 49BA(3) of the Companies Ordinance.

1. SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 3,867,318,158 Shares.

Subject to the passing of the Repurchase Resolution and on the basis that no further Shares are issued or repurchased prior to the Annual General Meeting, the Company would be allowed under the Repurchase Resolution to repurchase a maximum of 386,731,815 Shares representing not more than 10% of the issued share capital of the Company at the Latest Practicable Date.

2. REASONS FOR REPURCHASE

The Directors believe that the Repurchase Proposal is in the best interests of the Company and its Shareholders. Such repurchase may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net assets and/or earnings per Share of the Company and will only be made when the Directors believe that such a repurchase will benefit the Company and its Shareholders.

3. FUNDING OF REPURCHASE

In repurchasing any Shares, the Company may only apply funds legally available for such purpose in accordance with its memorandum and articles of association and the Companies Ordinance. The Companies Ordinance provides that the amount of capital repaid in connection with a share repurchase may only be paid from the distributable profits of the Company and/or the proceeds of a new issue of Shares, made for the purpose of the repurchase to such an extent allowable under the Companies Ordinance.

There might be an adverse impact on the working capital or gearing position of the Company as compared with the position disclosed in the audited accounts contained in the annual report for the year ended 30 June 2009 in the event that the power to repurchase Shares pursuant to the Repurchase Proposal was to be carried out in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the power to repurchase Shares pursuant to the Repurchase Proposal to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

4. SHARE PRICES

The highest and lowest prices at which the Shares have traded on the Stock Exchange in each of the previous twelve months before the Latest Practicable Date are as follows:

	Shares	
	Highest	**Lowest**
	HK$	*HK$*
October 2008	8.90	4.65
November 2008	7.50	5.20
December 2008	8.20	5.36
January 2009	10.10	6.95
February 2009	7.98	6.91
March 2009	8.41	6.08
April 2009	10.78	7.67
May 2009	14.98	10.26
June 2009	16.70	12.46
July 2009	18.74	12.50
August 2009	18.96	15.48
September 2009	17.62	15.12
October 2009 (up to the Latest Practicable Date)	17.82	16.02

5. UNDERTAKING

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the powers of the Company to make repurchases pursuant to the Repurchase Resolution and in accordance with the Listing Rules and the applicable laws of Hong Kong.

None of the Directors nor, to the best of their knowledge and belief having made all reasonable enquiries, their associates, have any present intention to sell any Shares to the Company or its subsidiaries under the Repurchase Proposal if such is approved by the Shareholders.

No other connected persons of the Company (as defined in the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company or its subsidiaries, or have undertaken not to do so, in the event that the Repurchase Proposal is approved by the Shareholders.

6. TAKEOVERS CODE

If on the exercise of the power to repurchase Shares pursuant to the Repurchase Proposal, a Shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of Rule 32 of the Takeovers Code. As a result, a Shareholder or group of Shareholders acting in concert, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeovers Code.

As at the Latest Practicable Date, Cheng Yu Tung Family (Holdings) Limited, indirectly through its subsidiaries, held 1,493,343,751 Shares representing approximately 38.61% of the issued share capital of the Company. In the event the Directors exercised in full the power to repurchase Shares pursuant to the Repurchase Proposal, then (if the present shareholding remains the same) the deemed interest of Cheng Yu Tung Family (Holdings) Limited would be increased to approximately 42.90% of the issued share capital of the Company.

In the event that the Repurchase Proposal is exercise in full, an obligation to make a general offer to Shareholders under Rules 26 and 32 of the Takeovers Code may arise. The Directors have no present intention to exercise the power to repurchase Shares pursuant to the Repurchase Proposal to such an extent as to result in takeover obligations. In the event that the Repurchase Proposal is exercise in full, the number of Shares held by the public would not fall below 25%.

7. SHARE REPURCHASES MADE BY THE COMPANY

The Company had not purchased any Shares (whether on the Stock Exchange or otherwise) in the six months preceding the Latest Practicable Date.

Dr. Cheng Kar-Shun, Henry ***GBS***

Aged 62, was appointed as Director in October 1972, Executive Director in 1973 and became Managing Director from 1989. Dr. Cheng is the Chairman and Managing Director of New World China Land Limited, the Chairman of NWS Holdings Limited, New World Department Store China Limited, Taifook Securities Group Limited and International Entertainment Corporation, an Independent Non-executive Director of HKR International Limited, and a Non-executive Director of Lifestyle International Holdings Limited, all of them are listed public companies in Hong Kong. He was the Chairman of New World Mobile Holdings Limited (a listed public company in Hong Kong) up to his resignation on 1 February 2007. Dr. Cheng is also the Managing Director of New World Hotels (Holdings) Limited and a Director of certain subsidiaries of the Group. Except as disclosed, Dr. Cheng did not hold directorship in other listed public companies in the past three years or any position with the Company or other members of the Group. He is a Director of Cheng Yu Tung Family (Holdings) Limited, Centennial Success Limited and Chow Tai Fook Enterprises Limited, all of them are substantial shareholders of the Company. Dr. Cheng is the Chairman of the Advisory Council for The Better Hong Kong Foundation and a Standing Committee Member of the Eleventh Chinese People's Political Consultative Conference of The People's Republic of China. In 2001, Dr. Cheng was awarded the Gold Bauhinia Star by the Government of the Hong Kong Special Administrative Region.

There is no service contract between the Company and Dr. Cheng. He is not appointed for a specific term except that he is subject to retirement by rotation in accordance with the articles of association of the Company. His emoluments comprise a director's fee to be reviewed and determined by the Board of Directors annually with the authorization granted by the Shareholders at an annual general meeting of the Company annually and with reference to his duties and responsibilities with the Company, the Company's performance and the prevailing market condition. For the financial year ended 30 June 2009, his emoluments comprise director's fee of HK$200,000 from the Company and other emoluments of HK$25,591,100 from the Group.

Dr. Cheng is the eldest son of Dr. Cheng Yu-Tung, the father of Mr. Cheng Chi-Kong, Adrian and the brother of Mr. Cheng Kar-Shing, Peter. Except as disclosed, Dr. Cheng does not have any relationship with any directors, senior management or substantial or controlling shareholders of the Company. As at the Latest Practicable Date, Dr. Cheng has family interest in 300,000 shares of the Company and personal interest in 36,710,652 underlying shares of the Company attached to the share options granted by the Company within the meaning of Part XV of the SFO.

Save as disclosed above, Dr. Cheng is not aware of any other matters or information that need to be brought to the attention of the Shareholders or to be disclosed pursuant to any of the requirements set out in Rules 13.51(2)(h) to (v) of the Listing Rules in connection with his re-election.

Dr. Cha Mou-Sing, Payson ***JP, DSSc (Hon)***

Aged 67, was appointed as Director in April 1989. Dr. Cha is the Chairman of the Audit Committee and a Member of the Remuneration Committee of the Board of Directors of the Company. Dr. Cha is also the Chairman of HKR International Limited and the Non-executive Chairman of Hanison Construction Holdings Limited, both of them are listed public companies in Hong Kong. He is also an Independent Non-executive Director of Eagle Asset Management (CP) Limited — Manager of Champion Real Estate Investment Trust which is listed on The Stock Exchange of Hong Kong Limited, a Director of Asia Television Limited and an Independent Non-executive Director of Hong Kong International

Theme Parks Limited. Except as disclosed, Dr. Cha did not hold directorship in other listed public companies in the past three years or any position with the Company or other members of the Group. Dr. Cha is a Committee Member of the Eleventh Chinese People's Political Consultative Conference of The People's Republic of China.

There is no service contract between the Company and Dr. Cha. He is not appointed for a specific term except that he is subject to retirement by rotation in accordance with the articles of association of the Company. His emoluments comprise a director's fee to be reviewed and determined by the Board of Directors annually with the authorization granted by the Shareholders at an annual general meeting of the Company annually and with reference to his duties and responsibilities with the Company, the Company's performance and the prevailing market condition. For the financial year ended 30 June 2009, his emoluments comprise director's fee of HK$250,000 from the Company.

Except as disclosed, Dr. Cha does not have any relationship with any directors, senior management or substantial or controlling shareholders of the Company. As at the Latest Practicable Date, Dr. Cha has personal interest in 301,731 underlying shares of the Company attached to the share options granted by the Company within the meaning of Part XV of the SFO.

Save as disclosed above, Dr. Cha is not aware of any other matters or information that need to be brought to the attention of the Shareholders or to be disclosed pursuant to any of the requirements set out in Rules 13.51(2)(h) to (v) of the Listing Rules in connection with his re-election.

Mr. Cheng Kar-Shing, Peter

Aged 57, was appointed as Director in October 1994. Mr. Cheng is a Director of New World Hotels (Holdings) Limited, the Deputy Managing Director of New World Development (China) Limited, and a Director of NWS Service Management Limited and certain subsidiaries of the Group. He is a Director of Cheng Yu Tung Family (Holdings) Limited, Centennial Success Limited and Chow Tai Fook Enterprises Limited, all of them are substantial shareholders of the Company. He is also an Executive Director of New World China Land Limited, and an Independent Non-executive Director of King Fook Holdings Limited and Symphony Holdings Limited, all being listed public companies in Hong Kong. Except as disclosed, Mr. Cheng did not hold directorship in other listed public companies in the past three years or any position with the Company or other members of the Group.

There is no service contract between the Company and Mr. Cheng. He is not appointed for a specific term except that he is subject to retirement by rotation in accordance with the articles of association of the Company. His emoluments comprise a director's fee to be reviewed and determined by the Board of Directors annually with the authorization granted by the Shareholders at an annual general meeting of the Company annually and with reference to his duties and responsibilities with the Company, the Company's performance and the prevailing market condition. For the financial year ended 30 June 2009, his emoluments comprise director's fee of HK$150,000 from the Company and other emoluments of HK$4,056,000 from the Group.

Mr. Cheng is the son of Dr. Cheng Yu-Tung, the brother of Dr. Cheng Kar-Shun, Henry and the uncle of Mr. Cheng Chi-Kong, Adrian. Except as disclosed, Mr. Cheng does not have any relationship with any directors, senior management or substantial or controlling shareholders of the Company. As at

the Latest Practicable Date, Mr. Cheng has personal interest in 1,408,078 underlying shares of the Company attached to the share options granted by the Company within the meaning of Part XV of the SFO.

Save as disclosed above, Mr. Cheng is not aware of any other matters or information that need to be brought to the attention of the Shareholders or to be disclosed pursuant to any of the requirements set out in Rules 13.51(2)(h) to (v) of the Listing Rules in connection with his re-election.

Mr. Leung Chi-Kin, Stewart

Aged 70, was appointed as Director in October 1994 and re-designated as Executive Director in August 2004. Mr. Leung has been the Group General Manager since May 1988. He is also the Company Secretary and the Chairman of the Remuneration Committee of the Board of Directors of the Company. Mr. Leung is a Director of New World Hotels (Holdings) Limited, Hip Hing Construction Company Limited, and certain subsidiaries of the Group. He is also an Executive Director of New World China Land Limited, a listed public company in Hong Kong. Except as disclosed, Mr. Leung did not hold directorship in other listed public companies in the past three years or any position with the Company or other members of the Group. Mr. Leung is the Vice Chairman of the Executive Committee of The Real Estate Developers Association of Hong Kong and a Member of General Committee of The Chamber of Hong Kong Listed Companies.

There is no service contract between the Company and Mr. Leung. He is not appointed for a specific term except that he is subject to retirement by rotation in accordance with the articles of association of the Company. His emoluments comprise a director's fee to be reviewed and determined by the Board of Directors annually with the authorization granted by the Shareholders at an annual general meeting of the Company annually and with reference to his duties and responsibilities with the Company, the Company's performance and the prevailing market condition. For the financial year ended 30 June 2009, his emoluments comprise director's fee of HK$200,000 from the Company and other emoluments of HK$6,346,000 from the Group.

Mr. Leung does not have any relationship with any directors, senior management or substantial or controlling shareholders of the Company. As at the Latest Practicable Date, Mr. Leung has personal interest in 134,538 shares of the Company and 35,704,880 underlying shares of the Company attached to the share options granted by the Company within the meaning of Part XV of the SFO.

Save as disclosed above, Mr. Leung is not aware of any other matters or information that need to be brought to the attention of the Shareholders or to be disclosed pursuant to any of the requirements set out in Rules 13.51(2)(h) to (v) of the Listing Rules in connection with his re-election.

Mr. Chow Kwai-Cheung

Aged 67, was appointed as Director in October 1994. Mr. Chow is an Executive Director of New World China Land Limited, a listed public company in Hong Kong, and a Director of Hip Hing Construction Company Limited and certain subsidiaries of the Group. Except as disclosed, Mr. Chow did not hold directorship in other listed public companies in the past three years or any position with the Company or other members of the Group.

There is no service contract between the Company and Mr. Chow. He is not appointed for a specific term except that he is subject to retirement by rotation in accordance with the articles of association of the Company. His emoluments comprise a director's fee to be reviewed and determined by the Board of Directors annually with the authorization granted by the Shareholders at an annual general meeting of the Company annually and with reference to his duties and responsibilities with the Company, the Company's performance and the prevailing market condition. For the financial year ended 30 June 2009, his emoluments comprise director's fee of HK$150,000 from the Company and other emoluments of HK$4,806,000 from the Group.

Mr. Chow does not have any relationship with any directors, senior management or substantial or controlling shareholders of the Company. As at the Latest Practicable Date, Mr. Chow has personal interest in 54,919 shares of the Company and 1,206,925 underlying shares of the Company attached to the share options granted by the Company within the meaning of Part XV of the SFO.

Save as disclosed above, Mr. Chow is not aware of any other matters or information that need to be brought to the attention of the Shareholders or to be disclosed pursuant to any of the requirements set out in Rules 13.51(2)(h) to (v) of the Listing Rules in connection with his re-election.

Ms. Ki Man-Fung, Leonie ***SBS, JP***

Aged 62, was appointed as a Non-executive Director in December 2008. Ms. Ki is the Managing Director of New World China Enterprises Projects Limited, a Director of Kunming New World First Bus Services Limited and a Director of certain subsidiaries of the Group. Ms. Ki is an Independent Non-executive Director of Clear Media Limited and Sa Sa International Holdings Limited, both are listed public companies in Hong Kong. Except as disclosed, Ms. Ki did not hold directorship in other listed public companies in the past three years or any position with the Company or other members of the Group. Ms. Ki has more than 30 years' experience in integrated communication and marketing services. She was the founder, partner and Chairman/Chief Executive Officer of Grey Hong Kong Advertising Limited and Grey China Advertising Limited. Ms. Ki is committed to the community and public services. She was the Chief Executive of The Better Hong Kong Foundation. She is currently a life member of the Children's Cancer Foundation, Trustee of Ocean Park Conservation Fund, Honorary Secretary of Wu Zhi Qiao Charitable Foundation, a member of the Sports Commission of Hong Kong, a member of the Hong Kong Housing Society, a court and council member of Lingnan University, a member of the Asian Advisory Board of Cheng Yu Tung Management Institute, Richard Ivey School of Business (University of Western Ontario, Canada), a member of the Advisory Board of the EMBA Programme of CUHK, a member of the Career Advisory Board of HKU, and a CPPCC member of Yunnan Province.

There is no service contract between the Company and Ms. Ki. She is not appointed for a specific term except that she is subject to retirement by rotation in accordance with the articles of association of the Company. Her emoluments comprise a director's fee to be reviewed and determined by the Board of Directors annually with the authorization granted by the Shareholders at an annual general meeting of the Company annually and with reference to her duties and responsibilities with the Company, the Company's performance and the prevailing market condition. For the financial year ended 30 June 2009, her emoluments comprise director's fee of HK$86,100 from the Company and other emoluments of HK$2,661,300 from the Group.

Ms. Ki does not have any relationship with any directors, senior management or substantial or controlling shareholders of the Company. As at the Latest Practicable Date, Ms. Ki has personal interest in 60,000 shares of the Company and 1,005,770 underlying shares of the Company attached to the share options granted by the Company within the meaning of Part XV of the SFO.

Save as disclosed above, Ms. Ki is not aware of any other matters or information that need to be brought to the attention of the Shareholders or to be disclosed pursuant to any of the requirements set out in Rules 13.51(2)(h) to (v) of the Listing Rules in connection with her re-election.



新世界發展有限公司
New World Development Company Limited

(incorporated in Hong Kong with limited liability)

(Stock Code: 0017)

NOTICE IS HEREBY GIVEN that an Annual General Meeting of the Company will be held at Meeting Room N201B (New Wing), Hong Kong Convention & Exhibition Centre, 1 Expo Drive, Wanchai, Hong Kong on Wednesday, 9 December 2009 at 11:15 a.m. for the following purposes:

1. To consider and adopt the audited Statement of Accounts and the Reports of the Directors and the Independent Auditors for the year ended 30 June 2009.

2. To declare a final dividend.

3. To re-elect Directors and authorise the Board of Directors to fix their remuneration, including:

   (a) to re-elect Dr. Cheng Kar-Shun, Henry as Director;

   (b) to re-elect Dr. Cha Mou-Sing, Payson as Director;

   (c) to re-elect Mr. Cheng Kar-Shing, Peter as Director;

   (d) to re-elect Mr. Leung Chi-Kin, Stewart as Director;

   (e) to re-elect Mr. Chow Kwai-Cheung as Director;

   (f) to re-elect Ms. Ki Man-Fung, Leonie as Director; and

   (g) to authorise the Board of Directors to fix the remuneration of the Directors.

4. To re-appoint Joint Auditors and authorise the Board of Directors to fix their remuneration.

5. As special business to consider and, if thought fit, pass with or without modifications, the following resolution as an Ordinary Resolution:

ORDINARY RESOLUTION

"THAT:

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of HK$1.00 each in the capital of the Company on The Stock Exchange of Hong Kong Limited ("Stock Exchange") or any other stock exchange on which the securities of the Company may be listed and recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, subject to and in

connection with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which the Directors of the Company is authorised to repurchase pursuant to the approval in paragraph (a) above shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this Resolution and the said approval shall be limited accordingly; and

(c) for the purposes of this Resolution,

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting."

6. As special business to consider and, if thought fit, pass with or without modifications, the following resolution as an Ordinary Resolution:

ORDINARY RESOLUTION

"THAT:

(a) subject to paragraph (c) below and pursuant to Section 57B of the Companies Ordinance, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares of HK$1.00 each in the capital of the Company and to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the Directors of the Company during the Relevant Period (as hereinafter defined) to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue, (ii) an issue of shares as scrip dividends pursuant to the articles of association of the Company from time to time; (iii) an issue of shares under any option scheme or similar arrangement for the time being adopted for the grant or issue to employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company; or (iv) an issue of shares upon conversion by the bondholders of their bonds into shares of the Company in accordance with the terms and conditions of an issue of convertible guaranteed bonds by the Company or a special purpose subsidiary wholly owned by the Company, shall not exceed 20% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution,

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting; and

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to the holders of shares of the Company on the register on a fixed record date in proportion to their then holdings of such shares as at that date (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong applicable to the Company)."

7. As special business to consider and, if thought fit, pass with or without modifications, the following resolution as an Ordinary Resolution:

ORDINARY RESOLUTION

"**THAT** subject to the passing of Resolution Nos. 5 and 6 set out in the notice convening this meeting, the general mandate granted to the Directors of the Company to allot and deal with additional shares pursuant to Resolution No. 6 set out in the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of shares in the capital of the Company repurchased by the Company under the authority granted pursuant to Resolution No. 5 set out in the notice convening this meeting, provided that such amount of shares so repurchased shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing the said Resolution."

By Order of the Board
LEUNG Chi-Kin, Stewart
Company Secretary

Hong Kong, 30 October 2009

Notes:

1. Any member of the Company entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.

2. To be valid, a proxy form, together with any power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be lodged with the Company's share registrars, Tricor Tengis Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for holding the meeting or the adjourned meeting (as the case may be).

3. The register of members of the Company will be closed from Wednesday, 2 December 2009 to Wednesday, 9 December 2009, both days inclusive, during which period no transfer of shares will be effected. In order to determine the entitlement to attend and vote at the Annual General Meeting, all share transfers accompanied by the relevant share certificates, must be lodged with the Company's share registrars, Tricor Tengis Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong for registration not later than 4:00 p.m. on Tuesday, 1 December 2009.

4. As at the date of this notice, the board of directors of the Company comprises (a) six executive directors, namely Dato' Dr. Cheng Yu-Tung, Dr. Cheng Kar-Shun, Henry, Dr. Sin Wai-Kin, David, Mr. Liang Chong-Hou, David, Mr. Leung Chi-Kin, Stewart and Mr. Cheng Chi-Kong, Adrian; (b) four non-executive directors, namely Mr. Cheng Kar-Shing, Peter, Mr. Chow Kwai-Cheung, Mr. Liang Cheung-Biu, Thomas and Ms. Ki Man-Fung, Leonie; and (c) four independent non-executive directors, namely Mr. Yeung Ping-Leung, Howard, Dr. Cha Mou-Sing, Payson (alternate director to Dr. Cha Mou-Sing, Payson : Mr. Cha Mou-Zing, Victor), Mr. Ho Hau-Hay, Hamilton and Mr. Lee Luen-Wai, John.



新世界發展有限公司
New World Development Company Limited

(incorporated in Hong Kong with limited liability)
(Stock Code 股份代號：0017)

30 October 2009
2009年10月30日

Dear Sir/Madam,
敬啟者：

The annual report of New World Development Company Limited (the "Company") for the year ended 30 June 2009 ("Annual Report") has been prepared in English and Chinese. A copy prepared in the language different from that in which you have received is available upon request. To request such copy or to change your choice of language or means of receipt of future corporate communications of the Company, please complete the request form below and send it to the Company's share registrars in Hong Kong, Tricor Tengis Limited, using this aerogram. Please note that you are entitled to change your choice of language and means of receipt of corporate communication at any time by notice in writing to the Company's share registrars. You may also notify the Company's share registrars by email at nwd-ecom@hk.tricorglobal.com.

Both the English and Chinese versions of the Annual Report are posted to the Company's website (www.nwd.com.hk). If you have any queries on the above, please do not hesitate to call our enquiry hotline at 2980 1333.

新世界發展有限公司(「本公司」)截至2009年6月30日止年度的年報(「年報」)備有英文及中文版。本公司在收到閣下的要求後，將提供 閣下所收到的版本以外另一種語言編製的年報。 閣下如欲索取另一種語言版本的年報，或更改 閣下日後收取本公司通訊的語言版本或方式，請填寫下方的回條，然後以本郵簡把回條寄交本公司的股份過戶登記處卓佳登捷時有限公司。請注意： 閣下有權於任何時間以書面通知本公司的股份過戶登記處，以更改 閣下對公司通訊的語言版本及收取方式的選擇。 閣下亦可以電郵方式(地址為nwd-ecom@hk.tricorglobal.com)通知本公司的股份過戶登記處。

本公司網站(www.nwd.com.hk)已上載年報的英文及中文版。 閣下如對上述事宜有任何查詢，請致電本公司的電話熱線(電話號碼：2980 1333)。

New World Development Company Limited
新世界發展有限公司

REQUEST FORM 回條

☐ I/We have already received the Chinese version of the Annual Report but I/we would now like to receive its English version.
本人／吾等已收到年報的中文版，但現在希望收取其英文版。

OR 或

☐ I/We have already received the English version of the Annual Report but I/we would now like to receive its Chinese version.
本人／吾等已收到年報的英文版，但現在希望收取其中文版。

AND/OR 及／或

I/We prefer to receive future corporate communication:
本人／吾等選擇以下列方式收取將來的公司通訊：

(a) ☐ in printed form in the English language only; or 僅收取英文版的印刷本；或

(b) ☐ in printed form in the Chinese language only; or 僅收取中文版的印刷本；或

(c) ☐ in printed form in both the English and the Chinese language; or
收取英文及中文版的印刷本；或

(d) ☐ through electronic means on the Company's website: www.nwd.com.hk in lieu of any or all of the printed copies referred to in (a) to (c) above. (If you choose this option and for any reason you have difficulty in receiving or gaining access to the corporate communication, you will promptly upon request be sent the corporate communication in printed form free of charge.)
以電子方式閱覽在 貴公司網址www.nwd.com.hk登載的公司通訊，以代替任何或全部以上(a)至(c)所列的印刷本。(倘 閣下選擇此選項，卻因任何原因在收取或接收有關公司通訊上出現困難，只要提出要求，均可立即獲免費發送公司通訊的印刷本。)

My/Our Email Address: ☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐
本人／吾等電郵地址： (for notification of corporate communication release 用作通知發送公司通訊)

Note: Please tick the appropriate box and complete your details in the space provided below.
附註： 請在適當的空格內劃上「✓」號，並在下列提供的空位上填妥 閣下的資料。

Name in English (英文姓名) ____________________ Signature (簽名) ____________________

Address (地址) ____

Contact telephone number (聯絡電話號碼) ____________________ Date (日期) ____________________

After completion, please fold this form according to the indication and return it to the Company's share registrars by using the aerogram at the reverse side. You may also return this form to the Company's share registrars by email at nwd-ecom@hk.tricorglobal.com.

填妥本回條後，請按指示摺疊並以背面的郵簡將本表格寄回本公司的股份過戶登記處。 閣下亦可以電郵方式(地址為nwd-ecom@hk.tricorglobal.com)將本表格交回本公司的股份過戶登記處。

For Main Board and GEM listed issuers


HKEx
香港交易所

Monthly Return of Equity Issuer on Movements in Securities

For the month ended (dd/mm/yyyy) : **31/10/2009**

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer: New World Development Company Limited

Date Submitted: 02/11/2009

I. Movements in Authorised Share Capital

1. Ordinary Shares

(1) Stock code : 0017 Description : Ordinary Shares

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	10,000,000,000	HK$1.00	HK$10,000,000,000
Increase/(decrease)	Nil		Nil
Balance at close of the month	10,000,000,000	HK$1.00	HK$10,000,000,000

(2) Stock code : Description :

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

2. Preference Shares

Stock code : ____________ Description : ____________

	No. of preference shares	Par value (State currency)	Authorised share capital (State currency)
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

3. Other Classes of Shares

Stock code : ____________ Description : ____________

	No. of other classes of shares	Par value (State currency)	Authorised share capital (State currency)
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

Total authorised share capital at the end of the month *(State currency)* : **HK$10,000,000,000**

II. Movements in Issued Share Capital

	No. of ordinary shares (1)	No. of ordinary shares (2)	No of preference shares	No. of other classes of shares
Balance at close of preceding month	**3,867,318,158**	N/A	N/A	N/A
Increase/ (decrease) during the month	-	N/A	N/A	N/A
Balance at close of the month	**3,867,318,158**	N/A	N/A	N/A

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer)

Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares issuable	Movement during the month				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
	Granted	Exercised	Cancelled	Lapsed		
1.Share Option Scheme adopted on (24 /11/2006) Ordinary shares *(Note 1)*	Nil	Nil	Nil	Nil	Nil	123,271,230
2. N/A (/ /) shares *(Note 1)*						
3. N/A (/ /) shares *(Note 1)*						

Total A. (Ordinary shares) Nil
(Preference shares) N/A
(Other class) N/A

Total funds raised during the month from exercise of options (State currency) Nil

For Main Board and GEM listed issuers

Warrants to Issue Shares of the Issuer which are to be Listed

Description of warrants (Date of expiry - dd/mm/yyyy)	Currency of nominal value	Nominal value at close of preceding month	Exercised during the month	Nominal value at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
2. (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
3. (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
4. (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						

Total B. (Ordinary shares) ____________

(Preference shares) ____________

(Other class) ____________

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed)

Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Convertible Bonds issued by Sherson Limited due 2014	HKD	6,000,000,000	Nil	6,000,000,000	Nil	224,014,336
Stock code (if listed): N/A Class of shares issuable *(Note 1)*: Ordinary Subscription price: HKD26.784 EGM approval date (if applicable) (dd/mm/yyyy)): (/N/A/)						
2. N/A						
Stock code (if listed) Class of shares issuable *(Note 1)* Subscription price EGM approval date (if applicable) (dd/mm/yyyy): (/ /)						
3. N/A						
Stock code (if listed) Class of shares issuable *(Note 1)* Subscription price EGM approval date (if applicable) (dd/mm/yyyy): (/ /)						
4. N/A						
Stock code (if listed) Class of shares issuable *(Note 1)* Subscription price EGM approval date (if applicable) (dd/mm/yyyy): (/ /)						

Total C. (Ordinary shares) Nil
(Preference shares) N/A
(Other class) N/A

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes)

Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable:	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. (/ /) shares *(Note 1)*		
2. (/ /) shares *(Note 1)*		
3. (/ /) shares *(Note 1)*		
Total D. (Ordinary shares)		
(Preference shares)		
(Other class)		

Other Movements in Issued Share Capital

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Rights issue	At price : State currency ______	Class of shares issuable (*Note 1*) ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
2. Open offer	At price : State currency ______	Class of shares issuable (*Note 1*) ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
3. Placing	At price : State currency ______	Class of shares issuable (*Note 1*) ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
4. Bonus issue		Class of shares issuable (*Note 1*) ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______

For Main Board and GEM listed issuers

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
5. Scrip dividend	At price : State currency ______	Class of shares issuable (*Note 1*) ________ Issue and allotment date : (dd/mm/yyyy) (- / - / -) EGM approval date: (dd/mm/yyyy) (- / - / -)		______	______
6. Repurchase of shares		Class of shares repurchased (*Note 1*) ________ Cancellation date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)		______	______
7. Redemption of shares		Class of shares redeemed (*Note 1*) ________ Redemption date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)		______	______
8. Consideration issue	At price : State currency ______	Class of shares issuable (*Note 1*) ________ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)		______	______

For Main Board and GEM listed issuers

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
9. Capital reorganisation		Class of shares issuable (Note 1) ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
10. Other (Please specify)	At price : State currency ______	Class of shares issuable (Note 1) ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
		Total E. (Ordinary shares)	Nil	
		(Preference shares)	N/A	
		(Other class)	N/A	

Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E):	(1)	Nil
	(2)	N/A
Total increase / (decrease) in preference shares during the month (i.e. Total of A to E):		N/A
Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E):		N/A

(These figures should be the same as the relevant figures under II above ("Movements in Issued Share Capital").)

Remarks (if any):

Nil

Submitted by: Leung Chi Kin

Title: Company Secretary

(Director, Secretary or other duly authorised officer)

Notes :

1. *State the class of shares (e.g. ordinary, preference or other).*

2. *If there is insufficient space, please append the prescribed continuation sheet.*